FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-held Company

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA”), pursuant to article 157 of the Brazilian Law No. 6,404/1976 and CVM Instruction 358/2002, both as amended, hereby informs its shareholders and the market the following regarding the reclassification between equity accounts, without implications in other balance sheet lines, or in the income statement for the year.

On December 31, 2020 GPA’s shareholders at an Extraordinary Shareholders’ Meeting (“Extraordinary Shareholders’ Meeting”) approved a reduction of GPA’s capital stock, due to GPA’s partial spin-off with the incorporation of the spun-off portion by Sendas Distribuidora S.A. (“Sendas” and “Spin-off”, respectively), in the amount of R$1,215,962,963.38, resulting in a reduction of the capital stock from R$6,865,829,549.07 to R$5,649,866,585.69. This reduction corresponded to the net book value of the spun-off portion calculated in the spin-off valuation report, which was based on the balance sheet of September 30, 2020 (“Base Balance Sheet”).

However, in GPA’s financial statements for the fiscal year ended December 31, 2020, as disclosed on February 23, 2021, it was considered a greater reduction in the value of GPA’s capital stock, which corresponded to the value of Sendas' equity on December 31, 2020, that was, R$1,432,116,116.07, generating a need for reclassification between capital stock and capital reserves of R$216,153,152.70, with no impact on net equity or other balance sheet accounts. It is worth noting that the variation in Sendas' net equity between the date of the Base Balance Sheet and December 31, 2020, resulted from the ordinary course events of its business, such as result of the period, exchange rate variations of foreign companies, among others.

This alignment between the amount of the capital reduction approved at the Extraordinary Shareholders’ Meeting and the capital stock registered in the financial statements, with the reclassification of the amount of R$216,153,152.70 between capital stock and capital reserve, will be reflected in the next quarterly information, so that the capital stock in the financial statements is of R$5,649,866,585.69, as approved at the Extraordinary Shareholders’ Meeting.

It is important to note that this is only an accounting reclassification between capital stock and capital reserve, without changing the total net equity and with no effect in any other line of the balance sheet or in GPA's income statements.

São Paulo, February 25, 2021.

Christophe José Hidalgo

Interim Chief Executive Officer, Vice

President of Finance and Investor Relations

of Companhia Brasileira de Distribuição

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 25, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.